                                                               EXHIBIT (a)(5)(B)

                                 [STRAYER LOGO]

                                                                  April 17, 2001

Dear Stockholder:

     Strayer Education, Inc. is offering to purchase up to 8,500,000 shares of our common stock at a price of $25.00 per share in cash. All shares of our common stock properly tendered and not validly withdrawn will be purchased at $25.00 per share, subject to the terms and conditions of the offer, including the proration, "odd lot" and conditional tender provisions. All other shares that have been tendered and not purchased will be returned to you at our expense.

     If you do not wish to participate in the offer, you do not need to take any action.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer. Neither Strayer Education, Inc. nor its Board of Directors makes any recommendation to any stockholder whether or not to tender any or all shares. Strayer's former President and Chief Executive Officer, Ron K. Bailey and his wife, together Strayer's largest stockholder, have agreed to tender 7,175,000 of the 8,175,000 shares held by them pursuant to the offer. However, the offer is designed to ensure that other stockholders have the same opportunity to tender as do the Baileys. Strayer has been advised that none of its other directors and officers intend to tender shares pursuant to the Offer. You should note that as of the date of this tender offer, the market price for the shares is higher than the tender offer price. You are urged to obtain a current market price for the shares.

     Please note that the offer is scheduled to expire at 5:00 p.m., New York City time, on May 15, 2001, unless extended by us.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to Harry T. Wilkins, Chief Financial Officer, Strayer Education, Inc., 8550 Cinder Bed Road, Newington, Virginia 22122 (telephone:
(703) 339-2558).

                                          Sincerely,

                                          /s/ Robert S. Silberman
                                          Robert S. Silberman
                                          President and Chief Executive Officer